Tullett Prebon Financial Services LLC
101 Hudson Street
Jersey City
NJ 07302-3908
USA

tel   +1 201 557 5000
fax   +1 201 557 5995

web   www.tullettprebon.com

Tullett Prebon Financial Services LLC's Exemption Report

Tullet Prebon Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). Although the Company does not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), the Company is filing an exemption report consistent with Footnote 74 of SEC Release No. 34-70073 – Broker-Dealer Reports (the adopting release for the SEC Rule 17a-5 amendments).

The Company may file this Exemption Report because the Company facilitates transactions with financial institutions on a Delivery vs. Payment / Receive vs. Payment ("DVP/RVP") basis and does not hold customer funds or securities. The amounts in the 15c3-3 calculation include all fails from the DVP/RVP business that are self-cleared as well as small amounts of money differences, accounts receivables credits and abandoned property liabilities (collectively the "identified circumstances")

The Company has discussed the basis for filing this Exemption Report with the SEC staff and this Exemption Report is consistent with those discussions.

To the best of its knowledge and belief, the Company met the identified circumstances described in the preceding paragraph throughout the year ended December 31, 2017 without exception.

Tullett Prebon Financial Services LLC

I, Christian Pezeu, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Chief Financial Officer

March 1, 2018